Exhibit 99.1

Correvio Obtains Final Order for Plan of Arrangement

NASDAQ: CORV TSX: CORV

VANCOUVER, May 21, 2020 /CNW/ - Correvio Pharma Corp. ("Correvio" or the "Company") (NASDAQ: CORV) (TSX: CORV), a specialty pharmaceutical company focused on commercializing hospital drugs, today announced that it has obtained a final order from the Supreme Court of British Columbia approving the previously announced plan of arrangement (the "Arrangement") with ADVANZ PHARMA Corp. Limited ("ADVANZ PHARMA") pursuant to which ADVANZ PHARMA, through its wholly-owned subsidiary Mercury Pharma Group Limited ("Mercury"), has agreed to acquire all of the issued and outstanding shares of Correvio for a total purchase price of approximately US$76 million, which includes the repayment of certain Correvio indebtedness, as described in Correvio's information circular dated April 16, 2020.

The Arrangement was previously approved by Correvio securityholders at the annual general and special meeting of securityholders held on May 15, 2020.

It is currently anticipated that the transaction will close on May 27, 2020, subject to the satisfaction and/or waiver of all conditions precedent set forth in the arrangement agreement among Correvio, ADVANZ PHARMA and Mercury. It is expected that the Correvio common shares will be delisted from trading on the NASDAQ Capital Market and Toronto Stock Exchange shortly after the closing date of the Arrangement.

Further details regarding the Arrangement are set out in the management information circular which is available under the profile of Correvio at www.sedar.com.

About ADVANZ PHARMA

ADVANZ PHARMA operates an international specialty pharmaceutical business with a diversified portfolio of more than 200 branded and unbranded products, and sales in more than 90 countries, and going forward, is focused on becoming the leading platform for niche established medicines, with advanced commercial capabilities throughout Western Europe.

ADVANZ PHARMA's registered office is in Jersey, Channel Islands. The Company operates globally from its headquarters in London, England and through its subsidiaries in Dublin, Ireland; Sydney, Australia; Helsingborg, Sweden; Chicago, United States; and Mumbai, India.

About Correvio Pharma Corp.

Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Correvio is traded on the NASDAQ Capital Market (CORV) and the Toronto Stock Exchange (CORV). For more information, please visit our web site www.correvio.com.

Correvio's Forward-Looking Statement Disclaimer

Certain statements in this news release contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 or "forward-looking information" under applicable Canadian securities legislation (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs and other information that may not be based on historical fact. Forward-looking statements can often be identified by the use of terminology such as "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "look forward to" and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements, events or developments to be materially different from any future results, performance, achievements, events or developments expressed or implied by such forward-looking statements. These forward-looking statements include but are not limited to the timing for completion of the Arrangement, the consideration to be received by securityholders of Correvio, the satisfaction of certain closing conditions contained in the arrangement agreement and the timing of the delisting of Correvio's common shares from NASDAQ Capital Market and the Toronto Stock Exchange.

In respect of the forward-looking statements and information concerning the anticipated completion of the Arrangement and the anticipated timing for completion of the Arrangement, Correvio has provided them in reliance on certain assumptions and believes that they are reasonable at this time, including the assumption as to the ability of the parties to satisfy, in a timely manner, the conditions to the closing of the Arrangement. These dates may change for a number of reasons, including the need for additional time to satisfy the conditions to the completion of the Arrangement. Accordingly, you should not place undue reliance on the forward-looking statements and information contained in this new release concerning these times.

These statements reflect Correvio's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by Correvio, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and Correvio has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: risks associated with the arrangement and acquisitions generally, such as the failure to satisfy the closing conditions contained in the arrangement agreement, the occurrence of a material adverse effect or other events which may give the parties a basis on which to terminate the arrangement agreement and the risks and uncertainties facing Correvio as discussed in the annual report and detailed from time to time in our other filings with the Securities and Exchange Commission ("SEC") available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. In particular, we direct your attention to Correvio's Annual Information Form filed with the Canadian securities regulatory authorities on SEDAR on March 30, 2020 and Correvio's Annual Report on Form 20-F for the year ended December 31, 2019, filed with the SEC on April 29, 2020. All of the risks and certainties disclosed in those filings are hereby incorporated by reference in their entirety into this news release.

While Correvio makes these forward-looking statements in good faith, given these risks, uncertainties and factors, you are cautioned not to place undue reliance on any forward-looking statements made in this press release. All forward-looking statements made herein are made as of the date hereof based on our current expectations and we undertake no obligation to revise or update such forward-looking statements to reflect subsequent events, information or circumstances, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Correvio and its affiliates worldwide.
Xydalba™ is a trademark of Allergan Pharmaceuticals International Limited, and used under license.Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of SteadyMed Ltd. and used under license.
All other trademarks are the property of their respective owners.

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SOURCE Correvio Pharma Corp

View original content: http://www.newswire.ca/en/releases/archive/May2020/21/c6988.html

%CIK: 0001036141

For further information: Justin Renz, President & CFO, Correvio Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@correvio.com; Argot Partners, Michelle Carroll/Claudia Styslinger, 212.600.1902, michelle@argotpartners.com, claudia@argotpartners.com

CO: Correvio Pharma Corp

CNW 16:01e 21-MAY-20